





From: [redacted]
Subject: Re: Artichoke - The Short Film - Be a Part of It
Date: May 21, 2025 at 4:57 PM
To: [redacted]

Hi [redacted]

I've updated the Wefunder. I think the campaign page is ready.

Here's a draft of an email that you could send out to potential investors. There are very strict rules about what can and cannot be included in the email. These are not Wefunder's rules - they are the rules of the SEC (Securities and Exchange Commission). Terms of the deal are not allowed to be mentioned - they can only appear on the Wefunder page. There can be no mention of any potential returns or any details speculating about what may or may not happen.

It was quite tricky to write, but I've written an email below, which IS compliant with the regulations. It's important that terms should not be added in. I.e. we cannot say something to effect of "in exchange for a 150% return" or anything of that nature. That can only be on the officially regulated Wefunder page.

I had a Zoom meeting with Wefunder and they have adjusted the minimum commitment to $1000, which is the highest they are allowed to put it. Asking for a specific, or minimum amount can also not be in the email.

Possible subject line: Help bring a movie to Life – An exciting opportunity to be a part of 'Artichoke.'

Let me know what you think.

Love,
[redacted]

******* EMAIL **********

Dear Family and Friends,

I'm reaching out with an opportunity to invest in an exciting new film project.

We're producing *Artichoke*, a 15-minute short film adapted from a full-length screenplay. This short will serve as a proof of concept to support the future development and sale of the feature-length motion picture.

We've launched a campaign on Wefunder, a registered equity crowdfunding platform, to help bring this project to life. If you're passionate about filmmaking or just curious to be part of something unique, we'd love for you to take a look.

Some supporters may even have the opportunity to be credited as producers on the short film.

Here's the link to view the campaign: We're currently in the Soft Launch phase. That means we need to reach an initial fundraising milestone before the campaign becomes official. If the goal isn't met, Wefunder will return all early commitments—so there's no financial risk at this stage.

Here's the link to the Wefunder campaign:

A BEANSTALK FILMS PRODUCTION
ARTICHOKE
A ROBERT MATTHEWS FILM
Invest in Beanstalk Films LLC: Artichoke - A movie about a hypnotist, but where the audience is also hypnotized in real life.
wefunder.com

Even if you're not in a position to contribute, simply sharing the campaign with someone who might be interested is a big help.

Thanks so much for taking the time to learn about *Artichoke*. I'd be thrilled to have you join us on this journey.

Warmly,
[redacted]













Legally Required Disclaimer:
We are “testing the waters” to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

If you forward this message, please do not add any statements about investment terms, potential returns, or rewards. For compliance reasons, all such details must remain only on our official Wefunder page.

[redacted]
Writer/Director
Beanstalk Films
[redacted]

> On May 17, 2025, at 7:41 AM, [redacted]> wrote:
>
> I’m up with the boys. Thought it was easier just to try calling. We’re around. Call back if you want. Also around tomorrow if that’s better.
> x
>
> Sent from my iPhone (Please excuse any typos).
>
> [redacted]
> Writer/Director
> [redacted]
>
> > On May 17, 2025, at 5:32 AM, [redacted]> wrote:
> >
> > [redacted]
> >
> > Happy to have a call
> > Am around untii 1700 bst and most of tomorrow
> >
> > Let me know
> >
> > [redacted]
> >
> > > On 16 May 2025, at 00:16, [redacted]> wrote:
> > >
> > > Hi [redacted],
> > >
> > > I’ve managed to set up Artichoke as an investment offering on a registered equity crowdfunding portal called Wefunder:
> > > https://wefunder.com/beanstalkfilmsllc
> > >
> > > Investors will receive up to a 150% return on their investment upon the sale and/or production of the feature film.
> > >
> > > For investments of $5,000 or more, investors will also receive a professional producer credit on the short film. Credits will range from Associate Producer to Co-Producer or Executive Producer, based on the level of investment.
> > >
> > > It’s quite a complex process as any investment would be considered a security under US law and therefore everything needs to be run through this special registered site, and there’s very particular disclosures and things that have to be sent out with any email to potential investors.
> > >
> > > The first step is what they call the “friends and family round” where I need to raise a minimum of $50,000 for Wefunder to officially make the offering public and file the necessary legal paperwork. Until that point, investors are basically pledging to invest, but it doesn’t actually become official until we hit that $50k mark. At that point, contracts, etc, are sent out to investors for signature. We then need to hit the Target Amount, which I have set as $100,000, for the offering to actually succeed and be funded.
> > >
> > > I’ve also attached the Crowdfunding Finance Agreement that investors will need to sign. Bill has helped to rewrite this specifically for the short film.
> > >
> > > Anyway, have a look at the link then maybe we could chat about how to get the process started.
> > >
> > > Love
> > > [redacted]
> > >
> > > [redacted]
> > >
> > > <Film Financing Agreement "Artichoke" 5.7.25.docx>
> > >
> > > > On May 6, 2025, at 10:47 AM, [redacted]> wrote:







On May 6, 2025, at 10:47 AM, Richard Matthews <richard.matthews@me.com> wrote:

Hi [redacted]

Landed at oh 600 this morning and pretty zonked at the moment with jet lag.
Happy to have a catch up tomorrow the day after my evening time let me know what works for you.

I do honestly believe that you have much better chance of raising funding if you can offer participants a chance of getting their money back and maybe a little extra e.g. 1.5 times.
It's so much easier to invite people to take a bit of a pun to just get them and make what mini would see as a charitable donation.

I can think of quite a few people that I'd be happy to pitch to on that basis. The thrust of it " You can be part of it " they could be given a copy of the teaser movie and invited to the premier of the real thing if you never happens.

You never know

Talk soon
[redacted]

> On 5 May 2025, at 22:09, [redacted]> wrote:
>
> Hi [redacted]
>
> I think you may be on the plane now, or leaving for the airport soon. Have a good flight!
>
> I've looked more into the concept of providing a possible return in exchange for investment, contingent on the feature-length version of the film getting made.
>
> It opens a bit of a can of worms because it would be considered a security under U.S. law, and it requires going through a registered securities broker.
>
> I found this article about the legal standard established by the U.S. Supreme Court to determine whether a transaction qualifies as an "investment contract" and is therefore subject to federal securities laws: https://www.law.cornell.edu/wex/howey_test
>
> There is what they call the Howey test that requires four elements to be satisfied:
>
> 1) There must be an investment of money by the investor,
> 2) The investment must be made in a common enterprise where the fortunes of the investor are tied to others,
> 3) There must be a reasonable expectation of profits, and
> 4) Those profits must be derived primarily from the efforts of others, such as the promoter or a third party.
>
> It seems to me that the arrangement we talked about would meets all four:
>
> Investment of money: The donor is giving money.
> Common enterprise: The donor's return is tied to the success of the project (the feature film getting made and sold).
> Expectation of profits: The donor is promised 150% back—clearly a profit motive.
> Efforts of others: The donor isn't making the movie; I am. Their return depends on my work.
>
> Therefore, if seems that even if I were to call it a "donation," the promise of a return tied to success changes the nature of the transaction from a donation to an investment contract, which is regulated as a security.
>
> I am running this by [redacted] to see if he agrees, but he already said he thought it may be problematic.
>
> The solution may be to redo the campaign on a registered equity crowdfunding portal such as Wefunder.com, which is an SEC-registered investor portal, and totally different to Kickstarter, which is a rewards-based crowdfunding platform.
>
> It's quite complicated and I have emailed Wefunder to ask if it's possible to offer Revenue Share contingent on the feature film being made, rather than on all revenue generated.
>
> I'll let you know what they say.
>
> x
>
> [redacted]
>
>> On May 4, 2025, at 12:34 PM, [redacted]> wrote:
>>
>> Tried to FaceTime no reply. I could possibly call you back later this evening probably about 2200 my time in Antigua alternatively perhaps around lunchtime Antigua tomorrow let me know if either suit.?
>>
>> [redacted]
>>
>>> On 4 May 2025, at 14:38, [redacted]> wrote:
>>>
>>> Hi [redacted]
>>>
>>> Probably easiest to chat about it on the phone, but the Kickstarter video is pretty much locked as it is as the set which I made in the garage is now dismantled, and it would be very difficult get any reshoots to match existing footage. There is also a month-long review process for all Kickstarter videos submitted to check that no terms and conditions, and

also a month long review process for all Kickstarter videos submitted to check that no terms and conditions, and crowdfunding laws are being broken. It is past the review and approved for launch.

The funding goal is tricky. It must be a delicate balance between something that is achievable, but where you could actually make the project if the campaign is successful. Kickstarter's advice is that it is unusual for a campaign to raise more than $50,000 for a Short Film, although some have raised $200,000+. The advice was to try to generate enough funds to at least get the film shot, then worry about the post production cost later. $50,000 perhaps isn't enough to film (no post production) the A+++ version of the short film, that's more like $80k, but it is enough for a good version.

I encourage you to read the written presentation part of the Kickstarter and look at all the rewards, etc, such as various Producer credits. I have modeled these after some of the most successful short film crowdfunding campaigns.

I totally get your concerns about investment, but this how the majority of short films get funded these days. The reality is that a short film is never going to make any real money back - it's hard to imagine a much worse investment if you actually want a return on your money. The short film is purely a marketing tool and proof of concept for the full feature length version, which would cost tens of millions (perhaps more) to make. I cannot offer an ownership shake in the feature version, because if the film sells/gets made (even as a result of the short), I will not own it. The production company and/or studio will, and therefore I cannot offer shares in an unknown entity's property on their behalf. Should the feature film script sell (based on a producer/studio seeing the short film) I would be paid an upfront fee for the sale of the project and would receive a percentage share of the gross worldwide box office (likely 4%). I could theoretically give away shares in my own potential shares/royalties and upfront fees, but without knowing key details about the feature production, it's almost impossible to work out what the shares would be whereby an investor could theoretically make money back, and I wouldn't end up with no payment to myself at all.

The second problem is that it's against crowd funding laws to offer ownership or any financial incentives at all as rewards for backing a project. For example, one of my original rewards was to offer coupons for rented film equipment. I thought this would be a good way to attract industry friends/people to back the project. I.e. give $200, get a $300 credit towards any equipment rental from Beanstalk Films. However, this was rejected by the Kiskstarter review as it is illegal to offer a financial incentive on a crowdfunding platform.

That would have to be done, not by crowdfunding, but through an investment platform, and as mentioned, there is no reasonable way to guarantee a return (certainly not a meaningful one) to investors.

I am working on a low(er) budget feature film about a fast jet pilot who has a midair collision with a UFO and then crash lands in remote area of hostile Russian territory. This would be a super contained (only a handful of locations and cast), yet highly commercial/marketable project, that could be done as an independent feature for under $5m.

Artichoke is not that, and that script is a long way off from a first draft, let alone a completed, polished script. Of course, when that script is ready I would love to talk about how we could make it investable for people you know. But it's nowhere close to being ready. And even when it is, I would need a more recent short project (I.e. Artichoke the short) in my portfolio to show I'm capable of directing something bigger.

I think what you need to do is look at this slightly differently.

This is more like sponsoring a promising local sailor to go and try out for Team GBR. Artichoke - the short film - is not an investment.

Can chat about it on the phone when you have a moment, but would really like to launch the campaign this week so that it ends before we fly to the UK. That way, if we reach the target I can start scheduling crew for an autumn shoot.



Sent from my iPhone (Please excuse any typos).



On May 4, 2025, at 10:03 AM,

An interesting project.
While I have a few comments about your on screen presentation these are relatively trivial and probably best discussed on the phone or FaceTime.

Bigger for me what is realistic budget since I can see no point in asking for more or less money than you really think will be required to do a proper job. Implying that you can do a low cost version if you can't raise the money doesn't really inspire much confidence.

The even bigger question is what's in it for the investors/ contributors/ donors/ gifters or whatever you want to call them. Is this a teaser designed to inspire confidence in someone commissioning a full length film?

To me that you would have a much better chance of raising funding rather than looking for what amounts to a charitable contribution offering it as a punt for people happy to take a chance in a good cause with the possibility that they might get their money back or even double or treble their initial stake if a feature film is made. I would suggest such an incentive would have a much more likely chance raising the funds required if seen as an investment and a chance to make a small

profit rather than just a charitable donation.

I know a number of relatively high net worth people I feel would be far more interested in investing in the chance of a return than simply making a donation.

Happy to set up FaceTime call with you to discuss.



> On 3 May 2025, at 12:50, ███████████████████████████████████████ wrote:
>
> Hi
>
> As I mentioned to you, I'm getting ready to launch a Kickstarter campaign to fund a short film - Artichoke. Regardless of whether you wish to contribute to it or not, it would mean a lot if you would be able to send an email blast out to people you know (as many as you feel comfortable with), sharing it with them. The concept of this is that if enough people back the project, it only takes a relatively small contribution from each of them to hit the funding target. Failure to hit the target or exceed it means that I get nothing, no funding is provided, and it will not be possible to make the film, hence the need to share it with as many people as possible.
>
> I thought you might like to see a preview of the campaign now before launch:
> https://www.kickstarter.com/projects/beanstalkfilms/2058514513?ref=6hd2d4&token=43ab29e1
>
> Note that this is a private preview - this is not the link to the actual launch. Do not share it yet.
>
> I would like to launch this next week, and the campaign will run for 30 days.
>
> I have prepared a note from myself that you (and other family/friends) can forward to other people. See below.
>
> Starting strongly is a big part of a successful campaign, so I wanted to see if A) you would like to and feel comfortable sharing this with anyone and everyone you know, and B) if launching this next week (exact day to be determined based on responses from this email) is suitable timing for you to put an email blast together and, if not, when is?
>
> Let me know.
>
> ███
>
> P.s. I've attached the poster.
>
>
> ******* NOTE **********
>
> Dear Family and Friends,
>
> I'm reaching out to share something I'm really excited about - a short film I've written and am directing called Artichoke, which is now live on Kickstarter!
>
> It's an espionage thriller about an 80-year-old hypnotist who struggles with the morality of his past work for the government. He must confront his past and take matters into his own hands when a young, overzealous CIA operative brings him back to the agency for one final assignment, only for it to spiral into a web of unforeseen psychological twists.
>
> We're crowdfunding to get the film made, and in return for backing the project, there are some great rewards—everything from free film equipment rentals and behind-the-scenes access to an Executive Producer credit.
>
> I'd be incredibly grateful if you could take a moment to visit our Kickstarter page, learn more about the film, and consider supporting us. Every pledge, no matter the size, helps us get one step closer to bringing *Artichoke* to the screen.
>
> Here's the Kickstarter link:
> https://www.kickstarter.com/projects/beanstalkfilms/artichoke
>
> Even just sharing the campaign with someone who might be interested is a big help. Thank you for taking a look—and maybe even becoming part of the team!
>
> Best,
>

